15 November 2002

To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
	London Stock Exchange		Johannesburg Stock Exchange
Paris Bourse (Euronext)
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr B P Gilbertson
Date of last notice	29 July 2002

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	-
Nature of indirect interest (including registered holder)	-
Date of change	-
No. of securities held prior to change	-
Class	Ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Number acquired	-
Number disposed	-
Value/Consideration	-
No. of securities held after change	-
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Any additional information

Mr Gilbertson has a direct interest as the registered holder of 415 050 shares of BHP Billiton Plc.

Mr Gilbertson also has the following indirect interests in shares of BHP Billiton Plc:

  286 379 in the name of Vidacos Nominees Limited
  259 854 in the name of Billiton ESOP Trustee Limited a/c GILB

There is no change to report to the above holdings.

Mr Gilbertson as an Executive Director also has a notifiable interest under United Kingdom legislation in 440 778 shares of BHP Billiton Plc, being the balance of shares held by Billiton ESOP Trustee Limited as trustee of the Billiton Employee Ownership Trust.

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	12 November 2002
Period during which or date on which exercisable	Subject to Mr Gilbertson meeting performance conditions, 3 years from the date those conditions are met (not before 1.7.2005)
Total amount paid (if any) for the grant	Nil
Description of securities involved: class; number	366 589 ordinary fully paid shares of US$0.50 of BHP Billiton Plc
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil

Part 3 - Change of director's interests in options or other rights granted by the entities (cont'd)
Total number of securities over which options or other rights held at the date of this notice	292 577 RSS 24 925 CIP committed shares 76 020 CIP matching shares 366 589 Performance Shares (maximum) 760 111 Total
Any additional information

This change represents the grant of Performance Shares under the BHP Billiton Plc Group Incentive Scheme which are subject to performance conditions and which was approved by shareholders on 4 November 2002.

Mr Gilbertson also holds rights over shares of BHP Billiton Plc under the Restricted Share Scheme (RSS) and Co-Investment Plan (CIP) as follows:

292 577 RSS

24 925 CIP committed shares

76 020 CIP matching shares

393 522

There is no change to report to the above rights.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Ms E Hobley - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E Hobley Tel: +44 20 7747 3854 Fax: +44 20 7747 3852

15 November 2002

To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
New Zealand Stock Exchange
	London Stock Exchange		Johannesburg Stock Exchange
Paris Bourse (Euronext)
Deutsche Bank

Notification of Change of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interest of directors of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.

Name of director	Mr C W Goodyear
Date of last notice	7 February 2002

Part 1 - Change of director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director.
Direct or indirect interest	-
Nature of indirect interest (including registered holder)	-
Date of change	-
No. of securities held prior to change	-
Class	Ordinary fully paid shares of BHP Billiton Limited and BHP Billiton Plc
Number acquired	-
Number disposed	-
Value/Consideration	-
No. of securities held after change	-
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Any additional information

Mr Goodyear has an indirect interest in shares of BHP Billiton Limited held in the form of 41 302 American Depository Shares. The registered holder is Salamon Smith Barney, and they are held on behalf of Mr Goodyear as beneficial owner.

There is no change to report to the above holding.

Mr Goodyear as an Executive Director also has a notifiable interest under United Kingdom legislation in 440 778 shares of BHP Billiton Plc, being the balance of shares held by Billiton ESOP Trustee Limited as trustee of the Billiton Employee Ownership Trust.

Part 2 - Change of director's interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 - Change of director's interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	12 November 2002
Period during which or date on which exercisable	Subject to Mr Goodyear meeting performance conditions, 3 years from the date those conditions are met (not before 1.7.2005)
Total amount paid (if any) for the grant	Nil
Description of securities involved: class; number	193 706 ordinary fully paid shares of BHP Billiton Limited
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil

Part 3 - Change of director's interests in options or other rights granted by the entities (cont'd)
Total number of securities over which options or other rights held at the date of this notice

1 445 570              - 700 000 maximum number of
                                 options over 1 445 570
                                 ordinary shares of BHP
                                 Billiton  Limited

321 056                 - 210 733  maximum number
                                 of  Performance Rights to
                                321 016 ordinary shares of
                                BHP Billiton Limited

193 706                 - 193 706  maximum number
                                 of Group Incentive Scheme
________                Performance Shares

1 960 332                Total

Any additional information

This change represents the grant of Performance Shares under the BHP Billiton Limited Group Incentive Scheme which are subject to performance conditions and which was approved by shareholders on 4 November 2002.

Mr Goodyear also holds rights over shares of BHP Billiton Limited under the BHP Billiton Limited Executive Share Scheme as detailed above.

There is no change to report to these rights.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R V Taylor - BHP Billiton Limited Ms E Hobley - BHP Billiton Plc
Contact details	Mr R V Taylor Tel: +61 3 9609 3265 Fax: +61 3 9609 4372 Ms E Hobley Tel: +44 20 7747 3854 Fax: +44 20 7747 3852